NORTHROP GRUMMAN CORPORATION

Exhibit 12(a)

NORTHROP GRUMMAN CORPORATION

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

$ in millions	Nine Months Ended September 30			Year Ended December 31
Earnings:	2011	2010	(1)	2010	2009	2008	2007	2006
Earnings from continuing operations before income taxes	$2,301	$1,955		$2,366	$2,070	$1,841	$2,158	$1,895
Fixed Charges:
Interest expense, including amortization of debt premium	168	206		269	269	271	312	337
Portion of rental expenses on operating leases deemed to be representative of the interest factor	109	114		149	167	177	177	162
Earnings from continuing operations before income taxes and fixed charges	$2,578	$2,275		$2,784	$2,506	$2,289	$2,647	$2,394
Fixed Charges:	$ 277	$ 320		$ 418	$ 436	$ 448	$ 489	$ 499
Ratio of earnings to fixed charges	9.3	7.1		6.7	5.7	5.1	5.4	4.8

(1)	Certain prior-period information has been reclassified to conform to the current year’s presentation, including the effect of the spin-off of Shipbuilding.